Item 77I Cash Reserve Fund - Prime Series
(a series of Cash Reserve Fund, Inc.)

At the September 10, 2010 Board meeting, the
Board of Trustees of Cash Reserve Fund, Inc.
approved the launch of a new share class for Cash
Reserve Fund - Prime Series called "Managed shares", which became effective on January 5, 2011.



E:\Electronic Working Files\NSAR\2010\12-31-10\Cash Reserve
Fund\03-Exhibits\Exhibit 77I CRF- Managed shares.docx